RULE PROVISION NOTICE

Issuer: ETF Opportunities Trust
Security: Tuttle Capital Magnificent 7 Income Blast ETF
Ticker Symbol: MAGO

Pursuant to Rule 12d2-2(a)(2) under the Securities Exchange Act of 1934, Cboe BZX Exchange, Inc. hereby gives notice of the removal from listing and registration of the above-referenced security, such removal being the result of a voluntary delisting.

Suspension Date: July 13, 2026
Liquidation Date: July 21, 2026
Delisting Effective Date: August 7, 2026

The security was suspended from trading on the Exchange on July 13, 2026. The security was liquidated (redeemed or paid at maturity or retirement) on July 21, 2026. The removal from listing and registration on Cboe BZX Exchange, Inc. is effective August 7, 2026.

This notice is filed pursuant to 17 CFR 240.12d2-2(a)(2).